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02053912

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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SEC FILE NUMBER
8- 28508

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC MAIL PROCESSING
RECEIVED
NOV 21 2002
WASHINGTON, D.C.
155

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 10/1/2001 (MM/DD/YY) AND ENDING 9/30/2002 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: ~~10-013233~~

THE BUCKINGHAM RESEARCH GROUP INC.

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

750 THIRD AVENUE
(No. and Street)

NEW YORK (City) N.Y. (State) 10017 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

DAVID B. KEIDAN 212-922-5500
(Area Code — Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

GLASSER & HAIMS, CPA, P.C.
(Name — *if individual, state last, first, middle name*)

99 W. HAWTHORNE AVE., (Address) VALLEY STREAM (City) N.Y. (State) 11580 (Zip Code)

CHECK ONE:
- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

PROCESSED
P
DEC 03 2002
THOMSON
FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

ck JCJ

SEC 1410 (3-91)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, DAVID B. KEIDAN, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of THE BUCKINGHAM RESEARCH GROUP, INC., as of SEPTEMBER 30, 19 2002, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified soley as that of a customer, except as follows:

Signature

PRESIDENT

Title

Notary Public

JOANN PARISI
Notary Public - State of New York
No. 01PA5080869
Qualified in New York County
My Commission Expires June 23 2003

This report** contains (check all applicable boxes):

- ☒ (a) Facing page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital
- ☒ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☒ (i) Information Relating to the Possession or control Requirements Under Rule 15c3-3.
- ☒ (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☒ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

--oOo--

F I N A N C I A L   S T A T E M E N T S

OF

THE BUCKINGHAM RESEARCH GROUP, INC.

SEPTEMBER 30, 2002

--oOo--

GLASSER & HAIMS, P. C.
CERTIFIED PUBLIC ACCOUNTANTS
GLASSER & HAIMS, P. C.

CERTIFIED PUBLIC ACCOUNTANTS
99 WEST HAWTHORNE AVENUE
VALLEY STREAM, N.Y. 11580

ALVIN M. GLASSER, C.P.A.
IRWIN M. HAIMS, C.P.A.

(516) 568-2700

INDEPENDENT AUDITOR'S REPORT

To the Board of Directors and
Stockholders of The Buckingham Research Group, Inc.

We have audited the following financial statements of The Buckingham Research Group, Inc. (the "Company"), for the year ended September 30, 2001 that you are filing pursuant to Rule 17a-5 under the Securities Exchange Act of 1934:

	Page
Statement of Financial Condition	3
Statement of Operations	4
Statement of Changes in Stockholders' Equity	5
Statement of Cash Flows	6

These financial statements and the supplemental schedules discussed below are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatements. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of the Company at September 30, 2002 and the result of its operations and its cash flows for the year then ended in conformity with generally accepted accounting principles.

Our audit also included the following supplemental schedules of the Company as of September 30, 2002:

	Page
Computation of Net Capital for Brokers and Dealers Pursuant to Rule 15c3-1	9
Computation for Determination of Reserve Requirements for Brokers and Dealers Pursuant to Rule 15c3-3	10

Our audit was conducted for the purpose of forming an opinion upon the basic financial statements taken as a whole. The information contained on pages 9 and 10 is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Glasser + Haims

GLASSER & HAIMS, P.C.
Certified Public Accountants

November 7, 2002

THE BUCKINGHAM RESEARCH GROUP, INC.
STATEMENT OF FINANCIAL CONDITION
AS OF SEPTEMBER 30, 2002

ASSETS

CURRENT ASSETS		
Cash	$ 1,554,594	
JPMorgan Prime Money Market Fund	275,912	
Treasurers Money Market Fund	12,263,166	
Securities owned-at-market	4,958,315	
Commissions Receivable	19,043	
Receivable from clearing corporation	6,747,796	
TOTAL CURRENT ASSETS		$25,818,826
OTHER ASSETS		
Petty Cash	$ 500	
Other Receivables	676,061	
Advances	238,500	
Deposits	904,848	
Restricted stock	20,100	
Investment in subsidiary	7,558,430	
Leasehold Improvements (Net of $30,663 amortization)	1,073,197	
Equipment, Furniture & Fixtures (Net of $148,168 depreciation)	1,510,812	
TOTAL OTHER ASSETS		11,982,448
TOTAL ASSETS		$37,801,274

LIABILITIES AND STOCKHOLDERS' EQUITY

CURRENT LIABILITIES		
Accrued expenses and taxes payable	$10,557,778	
Securities sold, but not yet purchased, at market	3,567,788	
TOTAL LIABILITIES		$14,125,566
STOCKHOLDERS' EQUITY		
Common Stock	$11,315,613	
Retained earnings	21,816,218	
	33,131,831	
Treasury Stock	(9,456,123)	
TOTAL STOCKHOLDERS' EQUITY		23,675,708
TOTAL LIABILITIES & STOCKHOLDERS' EQUITY		$37,801,274

SEE NOTES TO FINANCIAL STATEMENTS

THE BUCKINGHAM RESEARCH GROUP, INC.
STATEMENT OF INCOME AND EXPENSES AND RETAINED EARNINGS
FOR THE FISCAL YEAR ENDED SEPTEMBER 30, 2002

INCOME		
Commission		$26,230,259
Trading - OTC	$ (233,427)	
- Investment	(533,960)	(767,387)
Syndicate fees and Miscellaneous income		1,004,555
Dividends & Interest		253,192
Other Income (Market to Market of Subsidiary)		1,969,813
		$28,690,432
EXPENSES		
Salaries	$ 28,111,123	
Profit Sharing & Other Benefit Programs	748,557	
Payroll taxes	793,906	
Clearance and other charges	1,086,467	
Floor brokerage	1,992,612	
Insurance	709,467	
Rent	359,500	
Tickers & Quote Machines	683,607	
Telephone	282,035	
Professional fees	546,983	
Computer Consultants	1,554,911	
Travel & business promotion	666,118	
Statistical, subscriptions, dues & fees	81,926	
Postage, printing, office & miscellaneous other	287,047	
Interest expense	113,663	
Depreciation & Amortization	626,617	
Reimbursement of expenses from subsidiary	(18,300,000)	20,344,539
NET INCOME FROM OPERATIONS		$ 8,345,893
Less: NYC Corporate Tax		245,265
NET INCOME		$ 8,100,628
RETAINED EARNINGS, September 30, 2001	$ 14,942,080	
Less: Sub S Dividend Paid	(1,226,490)	13,715,590
RETAINED EARNINGS, September 30, 2002		$21,816,218

SEE NOTES TO FINANCIAL STATEMENTS

THE BUCKINGHAM RESEARCH GROUP, INC.
STATEMENT OF CHANGES IN SHAREHOLDERS' EQUITY
FOR THE YEAR ENDED SEPTEMBER 30, 2002

Shareholders' Equity - September 30, 2001	$ 16,785,307
Add: Net income for the year ended September 30, 2002	8,100,628
Sale of Common Stock	1,144,394
Purchase of Common Stock	(1,128,131)
Sub S Dividend Paid	(1,226,490)
Shareholders' Equity - September 30, 2002	$ 23,675,708

SEE NOTES TO FINANCIAL STATEMENTS

THE BUCKINGHAM RESEARCH GROUP, INC.
STATEMENT OF CASH FLOWS
FOR THE FISCAL YEAR ENDED SEPTEMBER 30, 2002
INCREASE (DECREASE) IN CASH AND CASH EQUIVALENTS

Cash flows from operating activities:		
Net income		$ 8,100,628
Adjustments to reconcile net income to net cash used by operating activities:		
Depreciation - Amortization	$ 626,617	
Decrease in securities owned-net	4,399,296	
Decrease in commissions receivable	89,999	
Increase in receivable-Bear Stearns	(2,033,098)	
Increase in other receivables	(676,061)	
Increase in advances	(85,244)	
Decrease in deposits	136,900	
Decrease in restricted stock	51,000	
Decrease in accrued expenses and taxes pay.	(5,654,178)	
Decrease in deferred expenses	(2,682)	
Total adjustments		(3,147,451)
Net cash provided by operating activities		$ 4,953,177
Cash flows from investing activities:		
Payments for capital expenditures	$(2,766,812)	
Investment in subsidiary (at market)	(2,969,813)	
Net cash used by investing activities		(5,736,625)
Cash flows from financing activities:		
Sales of common stock	$ 1,144,394	
Purchase of common stock	(1,128,131)	
Sub S Dividend paid	(1,226,490)	
Net cash used by financing activities		(1,210,227)
Net increase in cash and cash equivalents		$(1,993,675)
Cash and cash equivalents at beginning of period		16,087,347
Cash and cash equivalents at end of period		$14,093,672

SEE NOTES TO FINANCIAL STATEMENTS

THE BUCKINGHAM RESEARCH GROUP, INC.
NOTES TO FINANCIAL STATEMENTS
FOR THE YEAR ENDED SEPTEMBER 30, 2002

1. ORGANIZATION

The company is a Securities Broker-Dealer. The corporation elected "S Corporation" status effective October 1, 1987, and terminated the election as of January 1, 1992. The Corporation elected "S Corporation" status again for Federal and New York State effective January 1, 1998. All customer and firm accounts are cleared through and carried by Bear Stearns & Company, Inc.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Commission revenue and related expense are recorded on a settlement date basis, generally three business days after trade date for securities and one business day for options. Securities transaction are recorded on a trade date basis.

Equipment, Furniture & Fixtures are depreciated by the straight line method over 7 years. Leasehold improvements are being amortized over 15 years, the length of the lease.

The company moved to new premises in May of 2002. All equipment, furniture, fixtures & leasehold improvements from the prior premises were abandoned. Depreciation & amortization expense reflects $447,786 attributable to the write-off of the old assets.

3. SECURITIES OWNED AND SECURITIES SOLD BUT NOT YET PURCHASED

Securities owned and securities sold, but not yet purchased consist of the following:

	Securities Owed At Market	Securities Sold, But Not Yet Purchased
Stocks	$ 4,958,315	$ 3,567,788
	$ 4,958,315	$ 3,567,788

Securities sold, but not yet purchased represent commitments to deliver securities, at a contracted price, which the Company does not currently own. Therefore, the transactions create off-balance sheet market risk to the extent that the cost of acquiring the securities to fulfill the Company's commitments may exceed the amount recognized in the Statement of Financial Condition.

Investment in subsidiary is carried at cost, and adjusted for market value.

THE BUCKINGHAM RESEARCH GROUP, INC.
NOTES TO FINANCIAL STATEMENTS
FOR THE YEAR ENDED SEPTEMBER 30, 2002

4. INCOME TAXES

The Corporation files its income and franchise taxes on a calendar year. The accrual for income taxes reflects taxes payable on income earned subsequent to the calendar year returns for New York City only.

5. RETIREMENT PLANS

The company has a profit sharing plan covering substantially all full time employees. Annual contributions to the plan are at the discretion of the company.

6. COMMITMENTS AND CONTINGENCIES

The Company's operation is conducted in leased premises at 730 3rd Ave., New York, N.Y. under a lease agreement commencing January 15, 2002 for a term of 15 years.

Minimum aggregate rental payments are as follows:

Year ended September 30:	
2003	$ 904,848
2004	904,848
2005	904,848
2006	904,848
Thereafter	11,122,090

The company has contractual commitments arising in the usual course of business, the consummation of which makes no material change in the foregoing financial position.

THE BUCKINGHAM RESEARCH GROUP, INC.
COMPUTATION OF NET CAPITAL
AS OF SEPTEMBER 30, 2002

Total stockholders' equity		$23,675,708
Less - Other assets		11,982,448
Net capital before haircuts		$11,693,260
Haircuts of securities:		
Trading and Investment Securities:		
Exempt Securities	$ 250,782	
Other securities	1,442,210	1,692,992
NET CAPITAL		$10,000,268

COMPUTATION OF BASIC NET CAPITAL REQUIREMENT

Minimum net capital required (6 2/3% of $10,557,778 total aggregate indebtedness)	$ 703,887
Minimum dollar net capital requirement	$ 125,000
Net capital requirement (greater of above)	$ 703,887
Excess net capital	$ 9,296,381
Excess net capital at 1000%	$ 8,944,490

NOTE:

The difference between the computation of Net Capital as filed by the company on their unaudited FOCUS report for the period September 30, 2002 and the computation of Net Capital as shown above is as follows:

Net Capital, as above		$10,000,268
Net Capital as reported in Company's unaudited FOCUS report.		10,804,949
Difference		$ (804,681)
Represented by Differences in the following:		
Accrued expenses increased	$ 145,630	
Valuation of securities decreased	59,737	
Haircuts increased	599,314	
Difference, as above	$ 804,681	

THE BUCKINGHAM RESEARCH GROUP, INC.
COMPUTATION FOR DETERMINATION OF RESERVE REQUIREMENTS
FOR BROKERS AND DEALERS PURSUANT TO RULE 15C3-3
AS OF SEPTEMBER 30, 2002

The Company is exempt from the provisions of Rule 15c3-3 under the Securities Exchange Act of 1934 in that the Company's activities are limited to those set forth in the conditions for exemption appearing in paragraph (k)(2)(ii) of that rule.

GLASSER & HAIMS, P.C.
CERTIFIED PUBLIC ACCOUNTANTS
99 WEST HAWTHORNE AVENUE

ALVIN M. GLASSER, C.P.A.
IRWIN M. HAIMS, C.P.A.

(516) 568-2700
TELECOPIER
(516) 568-2911

November 8, 2002

THE BUCKINGHAM RESEARCH GROUP, INC.
630 Third Avenue
New York, New York 10017

Dear Sirs:

In planning and performing our audit of the financial statements of THE BUCKINGHAM RESEARCH GROUP, INC. for the year ended September 30, 2002, we considered its internal control structure, including procedures for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on the internal control structure.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission, we made a study of the practices and procedures (including tests of compliance with such practices and procedures) followed by the Company that we considered relevant to the objectives stated in Rule 17a-5(g) in making the periodic computations of net capital under Rule 17a-3(a)(11) and the procedures for determining compliance with the exemptive provisions of Rule 15c3-3. We did not review the practices and procedures followed by the Company in making the quarterly securities examinations, counts, verifications and comparisons, and the recording of differences required by Rule 17a-13; or in complying with the requirements for prompt payment for securities under Section 8 of Regulation T of the Board of Governors of the Federal Reserve System, because the Company does not carry security accounts for customers or perform custodial functions relating to customer securities.

The management of the Company is responsible for establishing and maintaining an internal control structure and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of internal control structure policies and procedures and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the Commission's above-mentioned objectives. Two of the objectives of an internal control structure and the practices and procedures are to provide management with reasonable, but not absolute, assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

November 8, 2002

THE BUCKINGHAM RESEARCH GROUP, INC.

Because of inherent limitations in any internal control structure or the practices and procedures referred to above, errors or irregularities may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

Our consideration of the internal control structure would not necessarily disclose all matters in the internal control structure that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control structure elements does not reduce to a relatively low level the risk that errors or irregularities in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving the internal control structure, including procedures for safeguarding securities, that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the Commission to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at September 30, 2002 to meet the Commission's objectives.

This report is intended solely for the use of management, the Securities and Exchange Commission, the New York Stock Exchange and other regulatory agencies which rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 and should not be used for any other purpose.

Yours truly,

Glasser + Haims